September 15, 2006

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission,

Division of Corporation Finance

Mail Stop 3-4

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Melissa Walsh

Re:	VantageMed Corporation
Form SB-2
Filed August 11, 2006
File No. 333-136510

Ladies/Gentlemen:

We are writing on behalf of our client, VantageMed Corporation (the “Company”), in response to the letter of comments from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company dated September 6, 2006. Transmitted herewith for filing via EDGAR is Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2,  (File No. 333-123915) (the “Form SB-2”), together with all exhibits listed therein as being filed with such amendment. All factual information provided herein relating to the Company has been provided to us by the Company.

The courtesy package that is being provided to Mr. Hugh Fuller contains a copy of this letter and two copies of the Form SB-2.

The numbered paragraphs below restate the numbered paragraphs in the Staff’s letter to the Company, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

Form SB-2

Selling Stockholders, page 12

1.                                       Please advise us of the circumstances when you plan to supplement rather than to amend this prospectus.

As in its previous selling stockholder registrations, the Company intends to supplement for quarterly financials and other relatively less material disclosures and to amend for year-end audited financials and significant material events.

Part II

Exhibit 5.1 Legal Opinion

2.               We note that the first paragraph of your legal opinion refers to the subject filing as a “Form S-2.”  Please revise this to correct the reference to “Form SB-2.”

The opinion has been revised and refiled as requested.

General

Prior Open Comments

3.               Please note that we provided comments on your post-effective amendment number 2 to registration statement file number 333-123915 on August 9, 2006. Please ensure that these comments are resolved, to the extent applicable, prior to requesting acceleration for this registration statement numbered 333-136510. In this regard, it appears that our comment regarding Item 701 disclosure if applicable to both registration statements.

The Company has revised the Item 701 disclosure consistent with your comments in your letter dated August 9, 2006. In addition, we will not request acceleration for the registration statement numbered 333-123915 until such time that these comments are resolved, to the extent applicable.

In addition to the changes described above, the Company has amended the Form SB-2 to include the Company’s interim financial statements filed on August 11, 2006 on Form 10-QSB. Please direct any further comments or requests for information to the undersigned. You can reach me directly at (916) 930-3240 or via email at kevin.coyle@dlapiper.com. Thank you very much.

Very truly yours,

By:	/s/ Kevin A. Coyle
Kevin A. Coyle

cc:	Steve Curd
Liesel Loesch